Deloitte & Touche LLP
Suite 3900
111 SW fifth Avenue
Portland, OR 97204-3642
USA
Tel:(503)224-1341
Fax; (503)224-2172


INDEPENDENT ACCOUNTANTS' REPORT

To theBoard of Directors and Audit Committee
Wilshire Credit Corporation:

We have examined Wilshire Credit Corporation's (the"Company"), a wholly-owned subsidiary of Wilshire Financial Services, Inc., compliance with its minimum servicing standards described in the accormpanying Management's Assertion of Minimum Servicing Standards, dated March 26, 2004,as of and for the year ended December 31, 2003. Management is responsible for the Company's compliance with those minimum servicing standards.Our responsibility is to express an opinion on management's assertion about the entity's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with its minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

Our examination disclosed the following material noncompliance with the Company's established minimum servicing standards set forth in Appendix I,
Item V.2, relating to interest rate adjustments on adjustable rate mortgage ("ARM") loans.
In two of the thirty-five ARM loans selected for testing, the Company's calculations of the interest rate adjustments were not in accordance with the related mortgage notes and any ARM rider.

In our opinion, except for the material noncompliance described in the preceeding paragraph,the Company complied, in all material respects, with the aforementioned minimum servicing standards as of and for the year ended December 31, 2003, as set forth in Appendix I.

/s/Deloitte & Touche LLP

March 26, 2004




Wilshire

Management's Assertion on Minimum Servicing
Standards


As of and for the year ended December 31, 2003, Wilshire Credit Corporation (the "Company"), has complied in all material respects(except to the extent as described in the following paragraph) with Wilshire Credit Corporation's established minimum servicing standards for residential mortgage loans as set forth in Appendix I(the "Standards"). The Standards are based on the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers.

Our Auditors have concluded that 2 out of 35
ARM loans selected for testing had adjustments that were not in accordance with the related mortgag notes and any ARM rider.

As of and for this same period, Wilshire Credit
Corporation had in effect an errors and omissions policy in the amount of $5,000,000.and fidelity bond in the amount of $10,000,000 from January 1, 2003 through September 30, 2003 and in the amount of $20,000,000 from October 1, 2003 through
December 31, 2003.

/s/Jay Memmott,
Jay Memmott, President and Chief Executive
Officer
Wilshire Credit Corporation
March 26, 2004


/s/Stephen P. Glennon
Stephen P. Glennon, Chief Financial
Officer
Nathan Hieter
Wilshire Credit Corporation
March 26, 2004

/s/Ken Frye
Ken Fry, Senior Vice President
Wilshire Credit Corporation
March 26, 2004







Appendix I
Minimum Servicing Standards as set fort in the Mortgage
Bankers Association of America's Uniform Single
Attestation Program for Mortgage Bankers

I. Custodial Bank Accounts

1.Reconciliations shall be prepared on a monthly basis for all custodial bank accounts and related bank clearing accounts. These reconciliations shall:
a. be mathematically accurate;
b. be prepared within forty-five(45) calendar days after cutoff date.
c. be reviewed and approved by someone other than the person who prepared the reconciliation; and
d. document explanations for reconciling items. These reconciling items shall be resolved within ninety (90) calendar days of their original identification.

2. Funds of the servicing entity shall be advanced in cases where there is an overdraft in an investor's or mortgagor's account.

3. Each custodial account shall be maintained at a federally insured depository institution in trust for the applicable investor.

4. Escrow funds held in trust for a mortgagor shall be returned to the mortgagor within thirty (30) calendar days of payoff of the mortgage loan.

II. Mortgage Payments
1. Mortgage payments shall be deposited into the custodial bank accounts and related bank clearing accounts within two (2)business days of receipt.

2. Mortgage payments made in accordance with the mortgagor's loan documents shall be posted to the applicable mortgagor records within two (2) business days of receipt.

3. Mortgage payments shall be allocated to principal, interest, insurance, taxes or other escrow items in accordance with the mortgagor's loan documents.

4. Mortgage payments identified as loan payoffs shall be allocated in accordance with the mortgagor's loan documents.


III Disbursements

1. Disbursements made via wire transfer on behalf of a mortgagor or investor shall be made only by authorized personnel.

2. Disbursements made on behalf of a mortgagor or investor shall be posted within two(2) business days to the mortgagor's or investors records maintained by the servicing entity.

3. Tax and insurance payments shall be made on or before the penalty or insurance policy expiration dates, as indicated on tax bills and insurance premium notices, respectively, provided that such support has been received by the servicing entity at least thirty (30) c days prior to these dates.

4. Any late payment penalties paid in conjunction with the payment of any tax bill or insurance premium notice shall be paid from the servicing entity's funds and not charged to the mortgagor, unless the late payment was due to the mortgagor's error or omission.

5. Amounts remitted to investors per the servicer's investor reports shall agree with cancelled checks, or other form of payment, or custodial bank statements.

6. Unused checks shall be safeguarded so as to prevent unauthorized access.

IV. Investor Accounting and Reporting
1. The servicing entity investor reports shall agree with, or reconcile to, investors' records on a monthly basis as to the total unpaid principal balance and number of loans serviced by the servicing entity.

V. Mortgagor Loan Accounting

1. The servicing entity's mortgage loan records shall agree with, or reconcile to, the records of mortgagors with respect to the unpaid principal balance on a monthly basis

2. Adjustments on ARM loans shall be computed based on the related mortgage note and any ARM rider.

3. Escrow accounts shall be analyzed, in accordance
With the mortgagor's loan documents,on at least an annual basis.

4. Interest on escrow accounts shall be paid, or credited, to mortgagors in accordance with the applicable state laws

VI, Delinquencies

1.Records documenting collection efforts shall be maintained during the period a loan is in default and shall be updated at least moQnthly. Such records shall describe the entity's activities in monitoring delinquent loans including, for example, phone calls, letters and mortgage payment rescheduling plans in cases where the delinquency is deemed temporary (i.e., illness or unemployment).

VII. Insurance Policies

1. A fidelity bond and errors and omissions policy shall be in effect on the servicing entity throughout the reporting period in the amount of coverage represented to investors in management's assertion.